Free Writing Prospectus

VanEck Merk Gold ETF

2024-12-20 Axel Merk/Kitco

0001546652

Pursuant to 433/164

333-274643

Invest in gold and popcorn because 2025 is going to be entertaining - Axel Merk Dec 04, 2024 - 4:0S PM (Kitco News) - Hold on to your g old and get the popcorn ready — 2025's uncertainty could prove entertaining for prepared investors, according to one fund manager. In a recent interview with Kitco News, Axel Merk, President and Chief Investment Officer of Merk Investments, said the global economy is balancing on a knife’s edge, with a variety of scenarios possible.

Merk pointed out that volatility has increased as the market tries to determine which scenario is most likely to unfold. He added that President - elect Donald Trump’s previous time in office provides a blueprint for potential outcomes, but conditions now differ significantly from eight years ago. “The market is screaming — everybody and their dog knows that change is coming, but we don’t know what that looks like,” he said. “That’s why I talk about making popcorn; we have no idea what will happen. There are some underlying factors in the economy that suggest it might be slowing down, but is that enough?” While downside risks are growing, Merk also noted that Trump’s proposal to extend and increase his 2017 tax cuts could boost the economy. Merk pointed out that, with so many possible scenarios, the Federal Reserve is in a bind. Although the U.S. central bank is expected to continue cutting rates in 2025, in its last monetary policy meeting of the year, it signaled only two potential rate cuts. In September, the Federal Reserve had anticipated four rate cuts for the new year. “The Fed’s framework is: ‘We can’t do policy based on what might happen. We have to assess what is happening.’ So they have to wait for the law to change, see the impact, and then debate whether it might be inflationary or not,” he said. “They are going to be slow to react.” Given these market conditions, Merk said g old could continue to attract significant investor attention as a hedge against uncertainty, even as market volatility remains elevated. “Personally, I am not selling any of my g old , and I don’t intend to,” he said. “I don’t think the g old market has seen its top.” Looking beyond U.S. government economic proposals and central bank policies, Merk said g old remains an attractive asset as government spending is also expected to continue increasing. “The fiscal situation doesn’t look like it’s going to get any better because we have an administration that wants to boost the economy,” said Merk. “There will be some folks who say there’s too much spending, so it’s going to be interesting to watch. But I don’t think we’re going to see major entitlement reform.” Merk’s comments come as U.S. debt is expected to end the year above $3S trillion. While the U.S. dollar is not expected to lose its reserve currency status anytime soon, Merk said the government’s debt will contribute to the ongoing de - dollarization trend. Concerns over fiat currencies have been a key support for Merk Investments, whose unique gold - backed ETF (NYSE: OUNZ) has seen consistent inflows and growth through 2024, bucking broader market trends. What makes OUNZ unique is that investors can take physical delivery of their g old investments. “Clearly, there are different types of investors, and some are concerned about sustainability. Those investors are active, and their numbers are growing,” said Merk. At the same time, Merk noted that conversations with institutional investors reveal growing interest in g old as a long - term investment. Although g old may be volatile in 2025 as it reacts to social media posts and other news headlines, Merk said the market will remain healthy due to sustained interest. “There will be short - term traders who jump in and out of g old , but I see that long - term interest has not abated. When we see prices come down, new buyers are coming in,” he said. “To me, that suggests this market is alive and well.” Sponsored by Matador Technologies Inc. - Bringing gold and real - world assets to Bitcoin. Visit https: // www.matador.network / kitco . Neils Christensen Neils Christensen has a diploma in journalism from Lethbridge College and has more than a decade of reporting experience working for news organizations throughout Canada. His experiences include covering territorial and federal politics in Nunavut, Canada. He has worked exclusively within the financial sector since 2007, when he started with the Canadian

Economic Press. Neils can be contacted at: 1 8SS U25 482S ext. 152S nchristensen at kitco.com @Neils_c Disclaimer: The views expressed in this article are those of the author and may not reflect those of Kitco Metals Inc. The author has made every effort to ensure accuracy of information provided; however, neither Kitco Metals Inc. nor the author can guarantee such accuracy. This article is strictly for informational purposes only. It is not a solicitation to make any exchange in commodities, securities or other financial instruments. Kitco Metals Inc. and the author of this article do not accept culpability for losses and/ or damages arising from the use of this publication.

The issuer has filed a registration statement with the SECfor offering to which this communication relates. Before you invest, you should read the prospectus and other documents.